March 15, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Solaris Oilfield Infrastructure, Inc.

Draft Registration Statement on Form S-1

Submitted February 9, 2017

CIK No. 0001697500

Ladies and Gentlemen:

Set forth below are the responses of Solaris Oilfield Infrastructure, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 8, 2017, with respect to Draft Registration Statement on Form S-1, CIK No. 0001697500, submitted to the Commission on February 9, 2017 (“Submission No. 1”).

Concurrently with the submission of this letter, we are publicly filing a Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR. For convenience, we will hand deliver three full copies of the Registration Statement, as well as three copies of the Registration Statement marked to show all changes made since Submission No. 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:    We are supplementally providing the Staff with a copy of a presentation confidentially provided to potential investors in reliance on Section 5(d) of the Securities Act. We advise the Staff that the potential investors did not retain copies of such communications.

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March 15, 2017

2.	Please include the name(s) of the lead underwriter(s) in your next amendment. Please note that we will defer our review of any amendment that does not name the lead underwriter(s).

RESPONSE:    We have revised the Registration Statement to include the names of the lead underwriters.

Industry and Market Data, page i

3.	Please provide us with the “Hydraulic Fracturing Market 2005-2017” report that Spears & Associates published in the fourth quarter 2016.

RESPONSE:    We are supplementally providing the Staff with the “Hydraulic Fracturing Market 2005-2017” report that Spears & Associates published in the fourth quarter 2016.

Summary, page 1

Our Company, page 1

4.	Please define the terms “last mile logistics” and “Total Recordable Incident Rate” at their first usage.

RESPONSE:    We have revised the Registration Statement as requested. Please see pages 1 – 2 and 51 of the Registration Statement.

5.	We note your belief that your systems have the ability to unload “at least four times the number of trucks [y]our competitors can unload simultaneously in a comparative footprint.” Please revise your disclosure to state the basis for your belief.

RESPONSE:    We have removed this disclosure from the Registration Statement. Please see pages 1, 51, 69 and 74 of the Registration Statement.

Current Market Trends and Challenges, page 2

6.	Please revise this section to briefly discuss the “deteriorating industry conditions in hydraulic fracturing operations during 2016 due to low commodity prices” that you reference on page 53.

RESPONSE:    We have revised the Registration Statement as requested. Please see pages 2 and 70 of the Registration Statement.

Our Solutions, page 3

7.	We note you state that your systems “provide triple the storage capacity as compared to traditional systems in half the geographic footprint.” Please clarify the meaning of “traditional systems.”

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March 15, 2017

RESPONSE:    We have revised the Registration Statement as requested. Please see pages 3 and 70 of the Registration Statement.

Competitive Strengths, page 4

8.	We note your reference on page 4 to your “strong operational cash flow.” Please balance this disclosure by disclosing that you have incurred net losses in recent fiscal periods.

RESPONSE:    We have revised the Registration Statement as requested. Please see pages 4 and 72 of the Registration Statement.

Our Corporate Structure, page 6

9.	Please revise your disclosure to identify the “certain other investors” that will hold Class B common shares and quantify Yorktown Partners LLC’s interest in your Class B common shares.

RESPONSE:    We have revised the Registration Statement as requested. Please see pages 6 – 7 and 93 of the Registration Statement. We advise the Staff that Yorktown Partners LLC’s interest in our Class B common shares is not known at this time, but we undertake to quantify such interest in future amendments to the Registration Statement.

10.	Please expand to disclose here that you will be dependent on the ability of Solaris LLC to make distributions to you in an amount sufficient to cover your obligations under the Tax Receivable Agreement. Also disclose here that you expect to make payments under the Tax Receivable Agreement for more than 20 to 25 years.

RESPONSE:    We have revised the Registration Statement as requested. Please see pages 7 – 8 and 97 – 98 of the Registration Statement.

Use of Proceeds, page 41

11.	We note you intend to repay indebtedness under your credit facility entered into in December 1, 2016. Please revise your disclosure to state the use of proceeds of your credit facility if other than for short-term borrowings used for working capital. In addition, please quantify the amounts you intend to allocate to each of the identified uses you reference within “general corporate purposes.” In this regard, we note you disclose on page 56 that you “currently estimate that [y]our capital expenditures for 2017 will range from $35.0 million to $45.0 million, the majority of which [you] expect will be used to manufacture additional systems for [y]our fleet.” Refer to Item 504 of Regulation S-K and the instructions thereto.

RESPONSE:    We respectfully advise the Staff that the indebtedness incurred under our credit facility was for short term borrowings used for working capital. We have revised the Registration Statement to quantify our expected use of proceeds to the extent practicable. Please see pages 43 – 44 of the Registration Statement.

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March 15, 2017

Recent Trends and Outlook, page 49

12.	We note that you increased your total system revenue days, defined as the combined number of days your systems earned revenues, in nine of the last ten quarters beginning in the first quarter of 2014. Please provide additional disclosure to describe how much of the increases relate to additional systems available for rental relative to the prior comparable period and the rate at which your systems are utilized. In this manner, we note you describe on page 60 that your systems may be overhauled which could imply significant periods of downtime. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

RESPONSE:    We have revised the Registration Statement to disclose that the increase in total system revenue days is attributable to both an increase in the number of systems available for rental and an increase in the rate at which our systems are utilized. Please see pages 2, 52, 55 and 69 – 70 of the Registration Statement.

We note to the Staff that because we have historically increased both the number of systems available for rental and the rate at which our systems are utilized, it is not possible to attribute the increase in total system revenue days to either metric independently. We also note to the Staff that the downtime related to overhaul of our systems has been immaterial and has not resulted in an inability to deliver systems to customers who have attempted to rent our systems.

Results of Operations, page 53

Proppant System Rental and Other Revenue, page 53

13.	We note that your proppant system rental and other revenue increased $2.0 million, or 22%, to $10.9 million for the nine months ended September 30, 2016 compared to $8.9 million for the nine months ended September 30, 2015. The increase was primarily due to a 97% increase in the number of revenue days, partially offset by a 33% decrease in average system rental rates. Pursuant to Item 303 of Regulation S¬K, please provide a discussion that describes the extent to which each variance is attributable to increases in price, increases in volumes being sold, the introduction of new products or services or other relevant economic events and known trends or uncertainties that impact future periods. Quantification of the changes should be precise, including use of dollar amounts or percentages, as reasonably practicable.

RESPONSE:    We have revised the Registration Statement as requested. Please see pages 56 – 57 of the Registration Statement.

Cost of Revenues, page 53

14.

We note that your cost of revenues increased by $1.2 million, or 37% for the nine months ended September 30, 2016 compared to $5.3 million for the nine months ended September 30, 2015 after excluding the impact of the System Sale. We further note that

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your Proppant system rental and other revenue increased by only 22% which implies that your cost of revenues expressed as a percentage of revenues is increasing. Please expand your disclosure to describe the cost components included in your cost of revenues for the periods reported and discuss any events that caused the material change in the relationship between costs and revenue. Refer to Item 303(a)(3)(ii) of Regulation S-K.

RESPONSE:    We have revised the Registration Statement as requested. Please see page 57 of the Registration Statement.

Property, Plant and Equipment, page 60

15.	Please explain or revise to clarify what you refer to as significant enhancements, including upgrades or overhauls and the period over which such costs are depreciated. Please describe the activities associated with upgrades and overhauls, and explain whether and how these costs extend the life, increase the capacity or improve the utility of the property or equipment.

RESPONSE:    We have revised the Registration Statement as requested. Please see page 64 of the Registration Statement.

Business, page 66

Raw Materials and Key Suppliers, page 72

16.	We note you have historically relied on one supplier for the motors you use in your systems, which are a critical component. Please tell us whether you have a contract with such supplier and, if applicable, file such contract or provide your analysis as to why you are not required to file the agreement. Refer to Item 601(b)(10)(ii) of Regulation S-K.

RESPONSE:    We respectfully advise that we do not have any ongoing contracts or other arrangements with our supplier for motors in our systems. Accordingly, we do not believe any filing is required pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Our Customers and Contracts, page 73

17.	We note you disclose that EOG Resources, Inc. and Frac-Tech International accounted for approximately 46% and 10%, respectively, of your total revenues for the nine months ended September 30, 2016. Please tell us what consideration you have given to providing a more particularized summary of the material terms of your relationship with these customers and filing any material agreements, such as a master service agreement, with these customers.

RESPONSE:    We acknowledge the Staff’s comment and respectfully submit that we do not believe we have any contract with a customer that constitutes a material agreement that would be required to be filed as an exhibit to the Registration Statement. We respectfully advise that the agreements that we have entered into with EOG Resources, Inc. and Frac-Tech International were entered into in the ordinary course of business and, as such, these agreements need not be filed as material contracts pursuant to Regulation S-K, Item 601(b)(10). In addition, we have determined that the Company’s business is not “substantially dependent” on these agreements, as such term is used in Regulation S-K, Item 601(b)(10)(ii)(B), because we currently have more

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demand for our systems than we can satisfy with our existing fleet. We therefore believe we could quickly replace the loss of any customer without a material adverse effect on our results of operations.

Furthermore, the terms of our system rentals are provided for pursuant to short term work orders on a month-to-month basis. The master service agreements that we enter into with our customers are frameworks that establish the terms and conditions on which such customers may engage us for the provisions of our systems and related services. These master service agreements do not create any obligation on such customers’ part to utilize our systems or services, nor do they create any obligation on our part to provide such systems or services. Because these master service agreements are only framework agreements and trigger no obligation on behalf of either party, we do not believe they are material agreements required to be filed.

Management, page 80

Directors and Executive Officers, page 80

18.	Please disclose the business experience of each of your executive officers and directors during each of the most recent five years without gaps or ambiguities in time. See Item 401(e) of Regulation S-K.

RESPONSE:    We have revised the Registration Statement as requested. Please see pages 83 – 85 of the Registration Statement.

Executive Compensation, page 83

19.	Please provide executive compensation disclosure for the fiscal year ended December 31, 2016.

RESPONSE:    We have revised the Registration Statement as requested. Please see pages 87 – 92 of the Registration Statement.

Financial Statements, page F-1

20.	You will need to update your registration statement to include two years of audited financial statements and related disclosures prior to the filing becoming effective.

RESPONSE:    We have revised the Registration Statement to include two years of audited financial statements and related disclosures. Please see pages F-2 – F-22 of the Registration Statement.

Consolidated Statement of Operations, page F-4

21.	We note your disclosure in several instances, such as pages 49, 59, and F-9 that you generate revenue primarily through the rental of your systems and related services, including transportation of your systems and field supervision and support. Please tell us how much revenue and related costs you have recognized, for each financial period presented, related to, income from rentals, revenue from services, and any other revenues. Please also tell us how you determined you were not required to separately state revenues from services and income from rentals to comply with Rule 5-03(b)(1) of Regulation S-X and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2) of Regulation S-X.

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RESPONSE:    We have revised the Registration Statement as requested. Please see pages 14, 49, 56 – 57 and F-4 of the Registration Statement.

22.	We note that your cost of revenues measures do not include depreciation, depletion and amortization. Please clarify whether the entire amount of depreciation, depletion and amortization that you report separately is attributable to cost of revenues. If this is not the case, please specify the amount attributable to cost of revenue for each period to comply with Rule 5-03.2 of Regulation S-X, and SAB Topic 11:B.

RESPONSE:    We have revised the Registration Statement to specify the amount of depreciation, depletion and amortization attributable to cost of revenues for each period. Please see page F-14 of the Registration Statement.

Exhibits

23.	Please revise to include your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K.

RESPONSE:    We have filed as Exhibits 3.1 and 3.3 our charter and bylaws as currently in effect.

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Securities and Exchange Commission

March 15, 2017

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

SOLARIS OILFIELD INFRASTRUCTURE, INC.

By:	/s/ Kyle S. Ramachandran
Name:	Kyle S. Ramachandran
Title:	Chief Financial Officer

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.